EXHIBIT 99.1

Westport Fuel Systems Announces Inclusion in the S&P/TSX Composite Index

VANCOUVER, British Columbia, March 15, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX | Nasdaq: WPRT) a global leader in alternative fuel, low-emissions transportation technologies is pleased to announce that its commons shares will be added by Dow Jones to the S&P/TSX Composite Index effective Monday, March 22, 2022, prior to the open of trading on the Toronto Stock Exchange (“TSX”).

“We are honored to be added to the S&P/TSX composite index,” said David M. Johnson, CEO of Westport Fuel Systems. “This milestone is a recognition of our achievements over the past few years, and I would like to thank our employees and board of directors for their contributions to our success. The need for gaseous fuel systems and components that decarbonize transportation continues to grow, and Westport Fuel Systems is well positioned to deliver outstanding value to our customers and our shareholders.”

About S&P Dow Jones Indices
S&P Dow Jones Indices is the largest global resource for essential index-based concepts, data and research, and home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average®.

S&P Dow Jones Indices is a division of S&P Global (NYSE: SPGI), which provides essential intelligence for individuals, companies, and governments to make decisions with confidence.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com